EXHIBIT 99.3





                        Report of Independent Accountants


The First National Bank of Atlanta
77 Reeds Way
New Castle Corporate Commons
New Castle, Delaware 19720

and

The Bank of New York
101 Barclay Street
Corporate Backed Asset Unit
New York, NY 10286

                        Wachovia Credit Card Master Trust

We have examined management's assertion that its controls over the servicing of credit card accounts and preparation of monthly servicer's certificates pursuant to the Wachovia Credit Card Master Trust (the "Trust") Pooling and Servicing Agreement dated as of October 26, 1995 between The First National Bank of Atlanta (the "Company") and The Bank of New York (the "Agreement") and the Series 1995-1 Supplement to the Pooling and Servicing Agreement dated October 26, 1995 (the "Supplement"), are effective, as of October 31, 1998, in providing reasonable assurance over the servicing of credit card accounts and preparation of monthly servicer's certificates pursuant to the Agreement and Supplement. This assertion is included in the accompanying report titled, REPORT OF MANAGEMENT ON CONTROLS. Management is responsible for its controls over the servicing of credit card accounts and preparation of monthly servicer's certificates. Our responsibility is to express an opinion on management's assertion based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included obtaining an understanding of the controls over the servicing of credit card accounts and the preparation of monthly servicer's certificates, testing, and evaluating the design and operating effectiveness of those controls, and such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

Because of inherent limitations in any control, errors or fraud may occur and not be detected. Also, projections of any evaluation of the controls over the servicing of credit card accounts and preparation of monthly servicer's certificates to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the controls may deteriorate.




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In our opinion, management's assertion, that it believes that, as of October 31,
1998, the Company's controls are effective in providing reasonable assurance that credit card accounts are serviced and monthly servicer's certificates are prepared pursuant to the Agreement and Supplement, is fairly stated, in all material respects, based upon the following criteria specified in management's report:

o The controls provide reasonable assurance that funds collected are remitted to The Bank of New York (the "Trustee") in accordance with the Agreement and Supplement.

o The controls provide reasonable assurance that Trust assets are segregated from those retained by the Company in accordance with the Agreement and Supplement.

o The controls provide reasonable assurance that expenses incurred by the Trust are calculated and remitted in accordance with the Agreement and Supplement.

o The controls provide reasonable assurance that monthly servicer's certificates provided to the Trustee are reviewed by the Vice President, or above, prior to distribution.

o The controls provide reasonable assurance that monthly servicer's certificates contain all required information in accordance with the Agreement and Supplement.


                                                               Ernst & Young LLP



Winston-Salem, North Carolina
November 16, 1998


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